UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 2025

Commission File Number: 001-42858

OBOOK Holdings Inc.

9F., No. 28, Wencheng Rd., Beitou Dist.,

Taipei City 112, Taiwan,

Republic of China

+886-2-6610-0180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Press release: OBOOK Holdings Inc. Announces Successful Direct Listing on Nasdaq

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBOOK Holdings Inc.

By:	/s/ Chun-Kai Wang
Name:	Chun-Kai Wang
Title:	Chairman and Chief Executive Officer

Date: October 17, 2025